Exhibit (a)(1)(D)

Offer to Purchase

All Outstanding Shares of Common Stock

of

OYSTER POINT PHARMA, INC.

at

$11.00 per share, net in cash, plus one non-transferable contingent value right for each share, which represents the contractual right to receive a contingent cash payment of $1.00 or $2.00 per share upon the achievement of specified milestones, pursuant to the Offer to Purchase, dated December 1, 2022

by

IRIS PURCHASER INC.

a wholly owned subsidiary of

VIATRIS INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY,

EASTERN TIME, ON DECEMBER 30, 2022 (ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON DECEMBER 30, 2022),

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

December 1, 2022

To Brokers, Dealers, Banks, Trust Companies and other Nominees:

Iris Purchaser Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Viatris Inc., a Delaware corporation (“Viatris”), and Viatris have appointed Innisfree M&A Incorporated to act as the information agent in connection with Purchaser’s offer to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Oyster Point Pharma, Inc., a Delaware corporation (“Oyster Point”), at a price of $11.00 per share, in cash, net of applicable withholding taxes and without interest (the “Cash Amount”), plus one non-transferable contractual contingent value right per Share (each, a “CVR”), which represents the right to receive a contingent payment of $1.00 or $2.00 in cash, without interest and subject to any applicable withholding taxes, if specified milestones are achieved (the Cash Amount plus the CVR, collectively, or any higher amount per share paid pursuant to the Offer, being the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of December 1, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF OYSTER POINT UNANIMOUSLY RECOMMENDS THAT OYSTER POINT STOCKHOLDERS TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.

We urge you to contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at the end of the day, eastern time, on December 30, 2022 (one minute after 11:59 p.m., Eastern Time, on December 30, 2022) (the “Expiration Date”), unless the Offer is extended pursuant to and in accordance with the Merger Agreement (as defined below) (in which event the “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire).

The conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, enclosed herewith are copies of the following documents:

1.	Offer to Purchase, dated as of December 1, 2022;

2.	Letter of Transmittal to be used by stockholders of Oyster Point in accepting the Offer, including Internal Revenue Service Form W-9;

3.	Oyster Point’s solicitation/recommendation statement on Schedule 14D-9;

4.

a printed form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of a nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5.

Notice of guaranteed delivery to be used to accept the Offer if certificates representing the Shares and all other required documents cannot be delivered to American Stock Transfer & Trust Company, LLC (the “Depositary”) prior to the Expiration Date, if the procedure for delivery by book-entry transfer cannot be completed prior to the Expiration Date, or if time will not permit all required documents to reach the Depositary prior to the Expiration Date; and

6.	return envelope addressed by mail to: American Stock Transfer & Trust Company, LLC Operations Center, Attn: Reorganization Department, 6201 15th Avenue, Brooklyn, New York 11219.

The Offer is not subject to a financing condition. The Offer is conditioned on, among other things, that as of immediately prior to the expiration of the Offer, the number of Shares validly tendered (and not validly withdrawn) prior to the time that the Offer expires (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6)(f) of the f the Delaware General Corporation Law (the “DGCL”) by the “depository” (as such term is defined in Section 251(h)(6)(c) of the DGCL)) (as described in more detail in Section 3 of the Offer to Purchase), together with the Shares then owned by Purchaser and its “affiliates” (as such term is defined in Section 251(h)(6)(a) of the DGCL), represent at least one Share more than 50% of the then-issued and outstanding Shares.

The Offer is also subject to certain other conditions set forth in the Offer to Purchase, including the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the absence, since November 7, 2022, of any Material Adverse Effect (as defined in the Offer to Purchase) that is continuing as of the Offer Acceptance Time (as defined in the Offer to Purchase), and other customary conditions as described in Section 15—“Conditions to the Offer” of the Offer to Purchase. Neither the consummation of the Offer nor the Merger is subject to any financing condition.

The board of directors of Oyster Point, among other things, has unanimously (a) determined that the Agreement and Plan of Merger dated November 7, 2022, by and among Viatris, Purchaser and Oyster Point (as it may be amended from time to time, the “Merger Agreement”) and the transactions contemplated thereby and by the CVR Agreement (as defined below) and the Tender and Support Agreement referred to therein, including the Offer and the Merger (as defined below), the payment of the Offer Price (as defined in the Offer to Purchase) or the Merger Consideration (as defined in the Offer to Purchase), as applicable, to holders of Shares in connection therewith, and the other transactions and matters contemplated in connection therewith (the “Transactions”) are advisable and fair to, and in the best interest of, Oyster Point and its stockholders, and (b) resolved to authorize and approve the execution, delivery and performance by Oyster Point of the Merger Agreement and the consummation of the Transactions, including, without limitation, the Offer and the Merger, on the terms and subject to the conditions contained in the Merger Agreement (c) resolved that the Merger will be effected under Section 251(h) of the DGCL, and (d) resolved to recommend that the stockholders of Oyster Point tender their Shares to Purchaser pursuant to the Offer, subject to the terms and conditions of the Merger Agreement.

The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Purchaser will be merged with and into Oyster Point (the “Merger”) in accordance with Section 251(h) of the DGCL without a vote on the adoption of the Merger Agreement by Oyster Point stockholders, with Oyster Point continuing as the surviving corporation in the Merger and thereby becoming an indirect wholly owned subsidiary of Viatris.

At the closing of the Merger, each Share outstanding immediately prior to the Effective Time (as defined in the Offer to Purchase) (other than Shares held (i) by Oyster Point (including any treasury shares) or by Viatris or Purchaser or any other direct or indirect wholly owned subsidiary of Viatris, which Shares will be canceled and will cease to exist, or (ii) by any Oyster Point stockholder who is entitled to demand and properly exercise and perfect their appraisal rights in accordance with Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares) will be automatically converted into the right to receive the Offer Price from Purchaser, without interest thereon and subject to any applicable withholding taxes. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. As a result of the Merger, Oyster Point will cease to be a publicly traded company and will become an indirect wholly owned subsidiary of Viatris.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares in the Offer. Upon the terms set forth in the Merger Agreement and subject to the conditions as described in Section 15—“Conditions to the Offer” of the Offer to Purchase, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Cash Amount (or funds related to the CVRs, as discussed below) for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Share, and such Shares may only be withdrawn to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended.

At or prior to the Offer Closing (as defined in the Offer to Purchase), Viatris will execute a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent mutually agreeable to Oyster Point and Viatris (the “Rights Agent”) governing the terms of the CVRs. Neither Purchaser nor Viatris will be required to deposit any funds related to the CVRs with the Rights Agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. For more information on the CVRs, see Section 11—“The Transaction Agreements” of the Offer to Purchase.

In all cases, payment for Shares validly tendered, not validly withdrawn and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (“Share Certificates”), if any, or confirmation of a book entry transfer of such Shares (a “Book Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of

Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

In order to tender Shares pursuant to the Offer, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees, (or, in the case of book-entry transfer, an Agent’s Message if submitted in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal, should be sent to and timely received by the Depositary, and either Share Certificates or a timely Book-Entry Confirmation should be delivered, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

Neither Viatris nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to Innisfree M&A Incorporated in its capacity as Information Agent and American Stock Transfer & Trust Company, LLC in its capacity as Depositary) in connection with the solicitation of tenders of Shares pursuant to the Offer. You will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by you in forwarding offering materials to your customers.

Stockholders whose Share Certificates are not immediately available or who cannot deliver all other required documents to the Depositary prior to the Expiration Date or who cannot complete the procedures for book-entry transfer prior to the Expiration Date may nevertheless tender their Shares following the guaranteed delivery procedures set forth in the Offer to Purchase and the Letter of Transmittal.

Questions or requests for assistance or additional copies of the enclosed materials may be directed to the Information Agent or the undersigned at the address and telephone numbers set forth on the back cover of the enclosed Offer to Purchase.

Very truly yours, Innisfree M&A Incorporated

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF PURCHASER, VIATRIS, THE DEPOSITARY OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

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